# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FEMTO TECHNOLOGIES INC, CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 7000 Akko Road, Kiryat Motzkin, Israel (L3), 2641400
Date of event which requires filing of this statement: 04/03/2026
Amends the filing with accession number 0001493152-24-024829
Filed by CIK 0002027705
Persons authorized to receive notices and communications: Yftah Ben Yaackov, Eilat 15, Ashkelon, Israel (L3), 7844317, 972 50 726 2830

## Reporting persons
- Yftah Ben Yaackov (CIK 0002027705): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 290,819; shared voting power 0; sole dispositive power 290,819; shared dispositive power 0; aggregate amount beneficially owned 290,819 (23.24% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: FEMTO TECHNOLOGIES INC
Address of issuer's principal executive offices: 7000 Akko Road, Kiryat Motzkin, Israel (L3), 2641400

## Item 2. Identity and Background
Name of person filing: Yftah Ben Yaackov
Residence or business address: Eilat 15, Ashkelon, Israel
Present principal occupation or employment: Chief Executive Officer of FEMTO TECHNOLOGIES INC.
Criminal convictions in the last five years: NOT
Civil proceedings (securities laws) in the last five years: NOT
Citizenship: ISRAEL

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Common Shares issued to Reporting Person are the result of vesting of RSUs issued to him for services to the Company

## Item 4. Purpose of Transaction
Purpose of transaction: Shares were issued as part of Reporting Person's compensation as C.E.O of the Company

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reporting Person holds 70,219 common shares which represents 6.81% of the issued and outstanding common shares of FEMTO TECHNOLOGIES INC., as well as 4,412 enhanced voting shares (each enhanced voting shares carries 50 votes) which represents 100% of the issued and outstanding enhanced voting shares, together this represents 23.2% of the voting rights.
Number of shares as to which each person has sole or shared power to vote or dispose: 70,219 common shares and 4,412 enhanced voting shares
Transactions in the class effected during the past sixty days:
This filing updates the Reporting Person's beneficial ownership to include 4,412 enhanced voting shares granted on September 20, 2024, pursuant to approval by the Company's shareholders at the Annual General Meeting held on August 1, 2024 as disclosed previously by the Issuer in its Annual Reports on Form 20-F.

This amendment is being filed to disclose the Reporting Person's reduction in beneficial ownership resulting from issuances by the Issuer.

## Signatures
- Yftah Ben Yaackov: /s/ Yftah Ben Yaackov, Yftah Ben Yaackov (04/03/2026)